UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.8)*

                         MORTON'S RESTAURANT GROUP, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    619429103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 15, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


                                  SCHEDULE 13D

Item 1.           Security and Issuer

     This Amendment No.8 to Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on May 6, 2002, as amended on May 21, 2002, June 17, 2002, June 18, 2002, July 9, 2002, July 10, 2002 and July 11, 2002,
relates to the common shares, $.01 par value (the "Shares"), of Morton's Restaurant Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3333 New Hyde Park Road, New Hyde Park, New York 11042.

Item 4.           Purpose of Transaction

         Item 4 is hereby amended to add:

     On July 12, 2002 and July 15, 2002, High River delivered to the Issuer letters attached hereto as Exhibits 1 and 2, respectively, which letters are incorporated herein in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Letter to the Issuer dated July 11, 2002.

2.       Letter to the Issuer dated July 15, 2002.



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


                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2002


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


 [Signature Page of Amendment No. 8 to Schedule 13D with respect to
                        Morton's Restaurant Group, Inc.]



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

                                                                    Exhibit 1


                                 LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 Fifth Avenue - 47th Floor
                            New York, New York 10153
                          Telephone No. (212) 702-4300
                             Fax No. (212) 688-1158


Yevgeny Fundler, Counsel                           Direct Dial: 212-702-4329
                                                   Email:  yfundler@sfire.com

                                  July 11, 2002

By Facsimile and by FedEx

Richards, Layton & Finger, P.A.
One Rodney Square, P.O. Box 551
Wilmington, DE  19899
Attention: C. Stephen Bigler, Esq.

     Re:   Morton's Restaurant Group, Inc. ("Morton's" or the "Company")

Dear Steve:

You pointed out in your letter to High River Limited Partnership ("High River") dated July 10, 2002 that the Agreement and Plan of Merger previously delivered by High River to the Company has the same provision in Section 5.13 (Rights Agreement) that Castle Harlan refused to waive to allow our bid of $17 per share in cash to proceed. As you know, we included the provision in our proposed agreement because we believed that the Company would want our proposed Agreement and Plan of Merger to be substantively identical to the Castle Harlan agreement.

On reflection, High River hereby advises the Company that it irrevocably waives Section 5.13 and that the provision is no longer applicable to the Agreement and Plan of Merger previously delivered to the Company by High River.

Very truly yours,


/s/ Yevgeny Fundler
Yevgeny Fundler





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


                                                                     Exhibit 2

                                 LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 Fifth Avenue - 47th Floor
                            New York, New York 10153
                          Telephone No. (212) 702-4300
                             Fax No. (212) 688-1158


Yevgeny Fundler, Counsel                               Direct Dial: 212-702-4329
                                                      Email:  yfundler@sfire.com

                                                              July 15, 2002

By Facsimile and by FedEx

Richards, Layton & Finger, P.A.
One Rodney Square, P.O. Box 551
Wilmington, DE  19899
Attention: C. Stephen Bigler, Esq.

           Re:   Morton's Restaurant Group, Inc. ("Morton's" or the "Company")

Dear Steve:

In view of the unwillingness of Castle Harlan to do the right thing and waive the provisions of its agreement with Morton's to allow the amendment of Morton's poison pill which we were seeking, High River is making the following offer for acceptance by Morton's as set forth herein:

1. High River remains committed to its $17 per share in cash offer and is willing to proceed on that basis if accepted by Morton's in the manner set forth in this letter. High River is withdrawing its requirement that the poison pill be amended by the close of business on July 10, 2002.
2. High River's $17 offer may only be accepted by Morton's in the following manner: Immediately following termination by Morton's of the Castle Harlan agreement in accordance with its terms but immediately prior to the execution by Morton's of the Agreement with High River, Morton's amends its Amended and Restated Rights Agreement dated as of March 22, 2001 (the "Poison Pill"), in a manner acceptable to
         High River, so as to exclude from the Poison Pill actions by High River and its affiliates to negotiate, enter into agreements, arrangements or understandings, and/or otherwise join with others to acquire Morton's. Notwithstanding the above, this offer is again in no way




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

         conditional upon our entering into any agreement, arrangement or understanding with a third party, i.e. High River will be bound to the Agreement and Plan of Merger if accepted by Morton's in the manner set forth herein.

I am transmitting to Morton's through you, the Agreement and Plan of Merger by and among High River, Porterhouse Acquisition Corp. and Morton's. The agreement has been executed by High River and Porterhouse Acquisition Corp. on the understanding and assumption that when executed by Morton's in the manner set forth herein the disclosure letter that Morton's attaches to the agreement will be identical in form and substance to the disclosure letter dated June 19, 2002. The enclosed agreement is undated but you are authorized to date it the date on which it is executed by Morton's. The deletion of Section 5.13 (i.e., provision related to the Poison Pill) in its entirety is the only change made to the agreement we delivered to you previously.

Please inform me no later than by the close of business on July 15, 2002, that the Board has taken what ever action is necessary to commence the five-day period relating to the termination of the Agreement with Castle Harlan. If I am not so informed, High River may determine at any time thereafter to notify you that it is terminating its $17 offer and that upon termination it may not thereafter be accepted by the Company.

Very truly yours,


/s/ Yevgeny Fundler
Yevgeny Fundler


Enclosure








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